Exhbit 2.1

AGREEMENT AND PLAN OF MERGER

Among

Patina Oil & Gas Corporation (“Parent”),

Patina Bravo Corporation (“Merger Sub”),

Bravo Natural Resources, Inc. (the “Company”)

And

Certain of the Stockholders of the Company (the “Stockholders”)

November 6, 2002

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of the 6th day of November, 2002, by and among Patina Oil & Gas Corporation, a Delaware corporation (“Parent”); Patina Bravo Corporation, a Delaware corporation (“Merger Sub”); Bravo Natural Resources, Inc., a Delaware corporation (the “Company”); and those stockholders of the Company who execute this Agreement (the “Stockholders”).

Recitals

A. The board of directors of each of Parent and the Company has determined that it is in the best interests of its respective stockholders to approve the strategic alliance of Parent and the Company by means of the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in this Agreement.

B. Parent, Merger Sub, the Company and the Stockholders (the “Parties”) desire to make certain representations, warranties, covenants and agreements in connection with such merger and also to prescribe various conditions to such merger. The Stockholders are executing this Agreement only for the purpose of those matters set forth in Section 8.1.

In consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Sections referred to below:

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person.

“Aggregate Defect Threshold” has the meaning specified in Section 5.10(a).

“Agreement” means this Agreement and Plan of Merger, as amended, supplemented or modified from time to time.

“Allocated Values” means the allocation of values for all of the assets of the Company shown on Schedule 1.1.

“Asset Value Effective Date” means August 1, 2002.

“Bank Credit Agreement” means the First Amended and Restated Revolving Credit Agreement, dated as of December 19, 2001, between the Company, as borrower, and Bank of Oklahoma, National Association, as lender and as administrative and collateral agent for the lenders, and Bank of America, National Association, as lender and as co-agent for the lenders (as amended and supplemented as of the date hereof).

“Base Merger Consideration” means $118,921,124 plus (a) the deemed proceeds to the Company from an assumed exercise as of the Closing Date of the Company Stock Options and Company Warrants that are cancelled and converted in accordance with Sections 2.4(b)(ii) and 2.4(b)(iii) and (b) the deemed proceeds to the Company from the repayment in accordance with Section 5.12 of principal and interest due as of the Closing Date on the management loans set forth on Section 5.12 to the Disclosure Schedule.

“Basket” has the meaning specified in Section 8.1(d).

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System List.

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL, filed with the Secretary of State of Delaware to reflect the consummation of the Merger.

“Claim” has the meaning specified in Section 8.1(b).

“Closing” means the closing and consummation of the Merger and the other transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs, which shall be December 3, 2002, or such other date as Parent and the Company shall mutually agree.

“Closing Date Merger Consideration” shall have the meaning set forth in Section 5.10(c).

“Closing Date Statement” shall have the meaning set forth in Section 5.10(c).

“COBRA” means the Consolidated Omnibus Reconciliation Act of 1985, as amended, as contained in section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Certificate” means a certificate representing shares of the Company Common Stock.

“Company Common Stock” means the common stock, par value $.01 per share, of the Company.

“Company Employee Benefit Plans” has the meaning specified in Section 3.12.

“Company Financial Statements” means the audited financial statements of the Company (including the related notes) as of December 31, 2001, and June 30, 2002, and for the one-year and six-month periods then ended, respectively.

“Company Permits” has the meaning specified in Section 3.16.

“Company Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of the Company.

“Company Stock Option(s)” means an option (issued and outstanding on the date hereof and immediately prior to the Closing) to acquire shares of the Company Common Stock granted pursuant to the Company Stock Option Plan.

“Company Stock Option Plan” means the Company’s Option Plan dated as of August 16, 1999, as amended effective October 1, 2001, and April 3, 2002.

“Company Warrant(s)” means those certain warrants to purchase common stock of the Company issued pursuant to that certain Warrant Agreement dated August 16, 1999, among the Company and Theresa Killgore.

“Confidentiality Agreement” means the letter agreement dated August 21, 2002, between the Company and Parent relating to the Company’s furnishing of information to Parent in connection with Parent’s evaluation of the possibility of acquiring the Company.

“Confidentiality and Non-Compete Agreements” means those certain Confidentiality and Non-Compete Agreements dated August 16, 1999, entered into between the Company and certain of its directors, officers and employees.

“Debt” means, for any Person, without duplication: (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) all indebtedness of such Person on which interest charges are customarily paid or accrue; (d) the unfunded or unreimbursed portion of all letters of credit issued for the account of such Person; (e) the present value of all obligations in respect of leases that are capitalized on the books and records of such Person; (f) any obligation of such Person representing the deferred purchase price of property or services purchased by such Person other than trade payables incurred in the ordinary course of business and which are not more than 90 days past invoice date; (g) any indebtedness, liability or obligation secured by a Lien on the assets of such Person whether or not such indebtedness, liability or obligation is otherwise non-recourse to such Person; (h) liabilities with respect to payments received in consideration of oil, gas or other minerals yet to be acquired or produced at the time of payment (including obligations under “take-or-pay” contracts to deliver gas in return for payments already received and the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment); and (i) all liability of such Person as a general partner or joint venturer for obligations of the nature described in clauses (a) through (h) preceding.

“Deemed Outstanding Option Share(s)” shall mean, as of the Closing Date, the shares of Common Stock that would be issuable based upon an assumed exercise of all vested Company Stock Options that are deemed converted under Section 2.4(b)(ii).

“Defensible Title” means such right, title and interest that is: (a) with respect to Ownership Interests of record, evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to give the Company and Parent, through its ownership of the Company Common Stock, the right to enjoy the benefits of ownership and possession (as further described in Section 3.15) of the Ownership Interests reflected on Schedule 1.1; (b) with respect to Ownership Interests not yet earned under a farmout agreement, described in and subject to a farmout agreement containing terms and provisions reasonably consistent with terms and provisions used in the domestic oil and gas business and under which there exists no default by the Company; and (c) subject to Permitted Encumbrances, free and clear of all Liens.

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Schedule” means the Disclosure Schedule attached hereto and any documents listed on such Disclosure Schedule and expressly incorporated therein by reference.

“Earnest Money” has the meaning specified in Section 2.9.

“Effective Time” has the meaning specified in Section 2.7.

“Environmental Law” means any law, common law, ordinance, regulation or policy of any Governmental Authority, as well as any order, decree, permit, judgment or injunction issued, promulgated, approved or entered thereunder, relating to the environment, health and safety, Hazardous Material (including the use, handling, transportation, production, disposal, discharge or storage thereof), industrial hygiene, the environmental conditions on, under, or about any real property owned, leased or operated at any time by the Company or its Subsidiary, including soil, groundwater, and indoor and ambient air conditions or the reporting or remediation of environmental contamination. Environmental Laws include, without limitation, the Clean Air Act, as amended (the “Clean Air Act”), the Federal Water Pollution Control Act, as amended, the Rivers and Harbors Act of 1899, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, and any other federal, state and local law whose purpose is to conserve or protect human health, the environment, wildlife or natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.

“Excluded Assets” means all rights of the Company in and to: (a) the names “Bravo” and “Bravo Natural Resources”; (b) the office lease dated August 30, 1999, by and between Seal Team I, LLC and the Company for the office space located at 1323 E. 71st Street, Suite 323,

Tulsa, Oklahoma, the office furniture and the office equipment; (c) any assets excluded under Sections 5.10(a)(v) and 5.10(b)(i) of this Agreement; and (d) the Company’s 4.55 percent equity interest in NGP Capital Partners, a Texas general partnership.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Action” means any authorization, application, approval, consent, exemption, filing, license, notice, registration, permit or other requirement of, to or with any Governmental Authority.

“Governmental Authority” means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over any of the Parties or any of their respective properties or assets.

“Guaranty” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions, by “comfort letter” or other similar undertaking of support of otherwise); or (b) entered into for the purpose of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, that the term “Guaranty” shall not include endorsements for collection or deposit in the ordinary course of business.

“Hazardous Material” means (a) any “hazardous substance,” as defined by CERCLA; (b) any “hazardous waste” or “solid waste,” in either case as defined by RCRA; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any asbestos-containing materials in any form or condition; (e) any polychlorinated biphenyls in any form or condition; (f) petroleum, petroleum hydrocarbons, or any fractions or byproducts thereof; or (g) any air pollutant which is so designated by the U.S. Environmental Protection Agency as authorized by the Clean Air Act.

“Holdback” has the meaning specified in Section 5.10(c).

“Hydrocarbons” means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

“Indemnified Person” has the meaning specified in Section 8.1(b).

“Individual Defect Threshold” has the meaning specified in Section 5.10(a).

“ISDA Agreements” means those certain International Swap Dealers Association, Inc. Master Agreements between the Company and (a) Bank of Oklahoma N.A., dated November 7, 2001; (b) Bank of America, N.A., dated February 15, 2001, and amended on December 20, 2001;

(c) Cinergy Marketing & Trading, L.P., dated July 1, 2002; and (d) Coral Energy Holding, L.P., dated July 10, 2001.

“Lien” means any lien, mortgage, security interest, pledge, deposit, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

“Material Adverse Effect” means (a) when used with respect to the Company, a result or consequence that would materially adversely affect the financial condition, results of operations or business of the Company and its Subsidiary, taken as a whole, or the aggregate value of the Company’s and its Subsidiary’s assets involving total value in excess of $500,000, would materially impair the ability of the Company and/or its Subsidiary to own, hold, develop and operate its assets, or would impair the Company’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement; and (b) when used with respect to Parent, a result or consequence that would materially adversely affect its ability to perform its respective obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement.

“Material Agreement” means, with respect to any Person, any written or oral agreement, contract, commitment, or understanding to which such Person is a Party, by which such Person is directly or indirectly bound, or to which any assets of such Person may be subject (other than oil, gas and mineral leases and oil and gas leases and other than joint operating agreements that are in the form of the 1989, 1982 or earlier versions of the A.A.P.L. Form 610 Model Form Operating Agreement), involving total value or consideration in excess of $350,000: (a) which is not cancelable by such Person upon notice of 60 days or less without liability for further payment other than nominal penalty; (b) pursuant to which such Person acquires any material portion of the raw materials, supplies or services used or consumed by such Person in the operation of its business (unless such raw materials, supplies or services are readily available to such Person from other sources on comparable terms); or (c) pursuant to which such Person derives any material part of its revenues.

“Merger” has the meaning specified in Section 2.1.

“Merger Consideration” means the Base Merger Consideration, plus or minus the adjustments determined pursuant to Section 5.10, plus any portion of the Holdback and any additional amounts required to be paid by Parent, if any, after the Closing Date pursuant to Section 5.10.

“Merger Sub” means Patina Bravo Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent.

“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.

“NTGC” means North Texas Gathering Company, a Texas corporation which is wholly owned by the Company.

“Oil and Gas Interest(s)” means (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the “Oil and Gas Interests of the Company” or “the Company’s Oil and Gas Interests” mean the collective Oil and Gas Interests of the Company and its Subsidiary.

“Ownership Interests” means the ownership interests of the Company in its Oil & Gas Interests, as set forth on Schedule 1.1.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Claims” has the meaning specified in Section 8.1(d).

“Parent Confidential Information” means any information concerning the businesses and affairs of Parent and its Subsidiaries that is not already generally available to the public.

“Parent Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of Parent or its Subsidiaries.

“Parties” has the meaning set forth on the first page of this Agreement.

“Payout Balances” has the meaning specified in Section 3.25.

“Per Share Amount of the Closing Date Merger Consideration” means the amount of the Closing Date Merger Consideration to be paid for each share of Common Stock, each Deemed Outstanding Option Share and each Company Warrant, to be determined by the Company prior to the Closing based upon the Closing Date Statement.

“Per Share Amount of the Holdback” means the amount of the Holdback allocable to each share of Common Stock, each Deemed Outstanding Option Share and each Company Warrant, to be determined by the Company prior to the Closing based upon the Closing Date Statement.

“Per Share Amount of the Merger Consideration” means the amount of the Merger Consideration allocable to each share of Common Stock, each Deemed Outstanding Option Share and each Company Warrant, as determined at the time of the final payment of all amounts required to be paid after the Closing Date pursuant to Section 5.10.

“Permitted Encumbrances” means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or are being contested in good faith by appropriate proceedings; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature; (e) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property not materially impairing the value of the assets of the Company or interfering with the ordinary conduct of the business of the Company or rights to any of its assets; (f) Liens created or arising by operation of law to secure a Party’s obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business and not in violation of Section 5.1, provided the effect thereof on the working and net revenue interest of the Company has been properly reflected in the Ownership Interests; (i) any defects, irregularities or deficiencies in title to the Oil and Gas Interests of the Company that do not reduce the Company’s or its Subsidiary’s net revenue interest, or increase the Company’s or its Subsidiary’s working interest, in any Oil and Gas Interest of the Company from that set forth on Schedule 1.1; (j) preferential rights to purchase and Third-Party Consents for which written waivers, to the extent required, have been obtained, or the period in which to elect or respond has passed; (k) Liens arising under or created pursuant to the Bank Credit Agreement or any of the ISDA Agreements; (l) the terms and provisions of all leases, joint operating agreements and other documents and instruments disclosed to Parent to the extent required to be disclosed under the terms of this Agreement; (m) valid, subsisting and applicable laws, rules and orders of any Governmental Authorities; and (n) Liens and other burdens described in Section 1.1 of the Disclosure Schedule.

“Person” (whether or not capitalized) means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.

“Product Hedging Contract” means any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving commodities or commodity prices, or indices based on any of the foregoing.

“Related Persons” (whether or not capitalized) has the meaning specified in Section 8.1(b).

“Reserve Report” means that certain report dated August 15, 2002, and effective August 1, 2002, prepared by Netherland, Sewell & Associates, Inc., relating to the Oil and Gas Interests of the Company.

“Responsible Officer” means, with respect to any entity, the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or any Vice President of such entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders” has the meaning set forth in the introductory paragraph of this Agreement.

“Subsidiary(ies)” means, as to a particular Person, an entity controlled or more than 50% owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.2.

“Tax(es)” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return or report.

“Tax Returns” has the meaning specified in Section 3.14.

“Third-Party Consent” means the consent or approval of any Person other than the Company, Parent, Merger Sub or any Governmental Authority.

“Title or Environmental Defect” has the meaning specified in Section 5.10(a).

“Working Capital Balance” has the meaning specified in Section 5.10(c).

“Working Capital Deficiency” has the meaning specified in Section 5.10(c).

“Working Capital Surplus” has the meaning specified in Section 5.10(c).

1.2 References and Titles. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party shall mean that Responsible Officers of such representing Party, individually or collectively, either (a) know that the matter being represented and warranted is true and accurate or (b) have no reason to believe that the matter being represented and warranted is not true and accurate.

ARTICLE 2

THE MERGER

2.1 The Merger. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of this Agreement. Such merger is referred to herein as the “Merger.”

2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger (the “Surviving Corporation”), shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects specified in this Agreement and the DGCL.

2.3 Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with its terms and applicable law.

(b) The by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until duly amended in accordance with their terms and applicable law.

(c) The directors and officers of the Company at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and applicable law.

2.4 Effect on Securities.

(a) Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and continue as one share of capital stock of the Surviving Corporation, and each certificate evidencing ownership of any such shares shall continue to evidence ownership of the same number of shares of the capital stock of the Surviving Corporation.

(b) Company Securities.

(i) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Amount of the Merger Consideration. Each share of Company Common Stock, when so converted, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding, and the holder of any certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with Section 2.5.

(ii) Company Stock Options. Prior to the Effective Time, the Company shall take such action as may be necessary for each Company Stock Option remaining outstanding immediately prior to the Effective Time to become fully vested prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company Stock Option shall be cancelled and converted into the right to receive, for each share of Company Common Stock with respect to which such Company Stock Option is exercisable, cash in an amount equal to the Per Share Amount of the Merger Consideration, less the per share exercise price of such Company Stock Option. At the Closing, Parent shall pay or cause to be paid to each holder of a Company Stock Option, for each share of Company Common Stock with respect to which such Company Stock Option is exercisable, cash in an amount equal to (i) the amount by which (A) the Per Share Amount of the Closing Date Merger Consideration, less the Per Share Amount of the Holdback, exceeds (B) the per share exercise price of such Company Stock Option, less (ii) amounts required to be withheld by Parent or the Company, if any, in respect of federal taxes and other payroll withholding as a consequence of the cancellation and conversion of such Company Stock Option in accordance herewith. Final payments to the holders of Company Stock Options of any remaining portion of the Per Share

Amount of the Merger Consideration that is due pursuant to Section 5.10, if any, shall be made in accordance with Section 5.10.

(iii) Company Warrants. All Company Warrants, at the option of the holder thereof, either (A) shall be exercised immediately prior to the Effective Time, or (B) at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive, for each share of Company Common Stock with respect to which such Company Warrant is exercisable, cash in an amount equal to the amount, if any, by which the Per Share Amount of the Merger Consideration exceeds the per share exercise price of such Company Warrant. Upon presentation to the Company of a Company Warrant, Parent shall pay or cause to be paid to each holder of a Company Warrant, for each share of Company Common Stock with respect to which such Company Warrant is exercisable, cash in an amount equal to the amount by which (i) the Per Share Amount of the Closing Date Merger Consideration, less the Per Share Amount of the Holdback, exceeds (ii) the per share exercise price of such Company Warrant. Final payments to the holders of Company Warrants of any remaining portion of the Per Share Amount of the Merger Consideration that is due pursuant to Section 5.10, if any, shall be made in accordance with Section 5.10. If the per share exercise price of a Company Warrant exceeds the Per Share Amount of the Closing Date Merger Consideration, then such Company Warrant shall be null and void following the Effective Time and the holder thereof shall not be entitled to receive any consideration pursuant hereto.

(iv) Other Plans. Except as provided in this Section 2.4(b) or as otherwise agreed to by the Parties: (A) the provisions of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall become null and void, and (B) the Company shall use all reasonable efforts to ensure that, following the Effective Time, no holder of options or rights or any participant in any plan, program or arrangement shall have any right thereunder to acquire any equity securities of the Company, Merger Sub, Parent or any direct or indirect Subsidiary thereof.

2.5 Surrender and Exchange of Certificates.

(a) Exchange Procedures. At the Closing: (i) the stockholders of the Company shall surrender to Parent all Company Certificates which, immediately prior to the Effective Time, represented any shares of Company Common Stock; and (ii) subject to Section 5.12, Parent shall pay or cause to be paid to each Person in whose name a Company Certificate shall have been registered, in exchange therefor, cash in an amount equal to the product of (A) the Per Share Amount of the Closing Date Merger Consideration, less the Per Share Amount of the Holdback, times (B) the number of shares of Company Common Stock represented by such Company Certificate. Each Company Certificate so surrendered shall forthwith be cancelled. Final payments to the stockholders of the Company of all or any portion of the Per Share Amount of the Holdback shall be made in accordance with Section 5.10.

(b) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Certificate is presented to the Surviving Corporation for any reason, it shall be cancelled and exchanged as provided in this Section 2.5.

(c) Lost, Stolen, or Destroyed Company Certificates or Company Warrant. If any Company Certificate or Company Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate or Company Warrant to be lost, stolen or destroyed and, if required by Parent, the executing of an indemnity agreement satisfactory to Parent or the posting of a lost instrument bond sufficient to cover any claim which may be made regarding such Company Certificate or Company Warrant, Parent shall pay to such holder, in exchange for such lost, stolen or destroyed Company Certificate or Company Warrant the Merger Consideration deliverable with respect thereto pursuant to this Agreement.

2.6 Closing. The Closing shall take place on the Closing Date at such time and place as is agreed upon by Parent and the Company.

2.7 Effective Time of the Merger. The Merger shall become effective immediately when the Certificate of Merger is accepted for filing by the Secretary of State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”). As soon as practicable after the Closing, the Certificate of Merger shall be filed, and the Effective Time shall occur, on the Closing Date; provided, however, that the Certificate of Merger may be filed prior to the Closing Date or prior to the Closing so long as it provides for an effective time that occurs on the Closing Date immediately after the Closing.

2.8 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub, and the Company shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise, to take, and shall take, all such lawful and necessary action.

2.9 Earnest Money. Contemporaneous with the execution of this Agreement, Parent or Merger Sub shall deposit cash in an amount equal to $6,000,000 (the “Earnest Money”) with Bank of Oklahoma, N.A., as escrow agent, pursuant to that certain Escrow Agreement of even date herewith among Parent, the Company and Bank of Oklahoma, N.A., as escrow agent. The Earnest Money shall not be included in any calculation of the Company’s Working Capital Balance under Section 5.10. In the event the Closing occurs, the Earnest Money (together with any interest actually earned and paid with respect thereto) shall be returned to Parent or Merger

Sub. If the Closing does not occur, the Earnest Money (together with such interest) shall be delivered to the Company or returned to Parent or Merger Sub in accordance with this Section 2.9. If this Agreement is terminated due to any breach by Parent or Merger Sub of a representation or warranty or failure by Parent or Merger Sub to perform a covenant under this Agreement, including, without limitation, Parent or Merger Sub’s failure or refusal to close the transaction contemplated hereby on the Closing Date notwithstanding that each of the conditions contained in Article 6 has been either fulfilled in all material respects, or waived, the Company shall be entitled to the Earnest Money (together with such interest) as liquidated damages in lieu of all other damages (and as the Company’s sole remedy in such event). The Parties hereby acknowledge that the extent of damages to the Company occasioned by such failure or refusal by Parent or Merger Sub would be impossible or extremely impractical to ascertain and that the amount of the Earnest Money (together with such interest) is a fair and reasonable estimate of such damages under the circumstances. In the event the Closing does not occur and the Earnest Money (together with such interest) is not delivered to the Company pursuant to the foregoing provisions of this Section 2.9, the Earnest Money (together with such interest) shall be returned to Parent or Merger Sub. The Parties agree to disburse the Earnest Money (together with such interest) and to give instructions to Bank of Oklahoma, N.A., as escrow agent, in accordance with the terms of this Agreement and further agree that any breach of this obligation to disburse the Earnest Money shall give rise to a separate cause of action for damages for such breach, apart from the damages covered by the Earnest Money. The Parties agree that the subject matter of this Agreement, including the business, assets and properties of the Company, is unique, and that Parent would be harmed irreparably in the event the provisions of this Agreement are not performed by the Company in accordance with their specific terms, and that remedies at law are inadequate to compensate Parent if it is not in default or breach. Accordingly, the Parties agree that Parent is entitled to the remedy of specific performance of the terms of this Agreement.

2.10 Excluded Assets. Prior to the Closing, the Excluded Assets will be distributed by the Company to its stockholders or otherwise transferred to one or more of the stockholders of the Company or their nominee(s). None of the representations or warranties set forth in this Agreement nor any of the other provisions of this Agreement shall be applicable to the Excluded Assets.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization. The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company). Copies of the certificate of incorporation and by-laws of the Company have heretofore been delivered to Parent, and such copies are accurate and complete as of the date hereof. The Company has one Subsidiary, which is NTGC. The Company does not own any equity interest in any corporation or limited liability company (other than NTGC) or any general or limited partnership interest in any general or limited partnership (other than joint ventures, joint operating or ownership arrangements which have been entered into in the ordinary course of business), except that the Company owns a 4.55 percent equity interest in NGP Capital Partners, a Texas general partnership, which in turn owns 78,571 shares of Series A Convertible Participating Preferred Stock, par value $.01 per share, of Network Oil, Inc.

3.2 Authority and Enforceability. The Company has the requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, including approval by the board of directors and stockholders of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub) constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms.

3.3 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of the Company under, any provision of: (a) its certificate of incorporation or by-laws; (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to the Company; or (c) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 3.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets, other than (y) in the case of clause (b) above, any such conflict, violation, default, right, loss or Lien that may arise under the Bank Credit Agreement or any of the ISDA Agreements, and (z) in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on the Company; and (b) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. Except as set forth in Section 3.4 of the Disclosure Schedule, no Third-Party Consent is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (y) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, result in a loss of any Ownership Interest and/or an increase in any of the Company’s obligations or liabilities having an individual value of $50,000 or more or an aggregate value of $250,000 or more and (z) any consent, approval or waiver required by the terms of the Bank Credit Agreement or any of the ISDA Agreements.

3.5 Financial Statements. Except as set forth in Section 3.5 of the Disclosure Schedule, the Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the unaudited interim financial statements are not accompanied by notes or other textual disclosure required by GAAP) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited interim statements, subject to normal, recurring adjustments), the financial position of the Company as of their respective dates and the results of operations and the cash flows of the Company for the periods presented therein. The Company Financial Statements are consistent with the books and records of the Company. Since June 30, 2002, except as disclosed in the Company Financial Statements or in Section 3.5 of the Disclosure Schedule, no event has occurred or condition existed which has had or could be expected to have a Material Adverse Effect on the Company, excluding, however, changes resulting from commodity price movements or resulting from legislation, regulatory action or general economic conditions that may impact the energy industry.

3.6 Capital Structure.

(a) The authorized capital stock of the Company consists of 10,000 shares of the Company Common Stock, par value $.01 per share.

(b) There are issued and outstanding (i) 1,955.2shares of the Company Common Stock, (ii) Company Stock Options relating to 294.9 shares of the Company Common Stock that would be converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.4(b)(ii), and (iii) Company Warrants for the purchase of 42.9 shares of Company Common Stock. No shares of the Company Common Stock are held by the Company as treasury stock. Attached as Schedule 3.6 to the Disclosure Schedule is the Company’s capitalization table setting forth (x) the names of each holder of Company Common Stock, Company Stock Options and Company Warrants, (y) the number of such securities held by each such holder, respectively, and (z) in the case of Company Common Stock, the number of validly issued, fully paid and non-assessable shares of Company Common Stock held by each holder.

(c) Except as set forth in or pursuant to Section 3.6(b), there are issued and outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company, and (iii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of the Company (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company) or obligating the Company to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

(d) Except as set forth in Section 3.6(d) of the Disclosure Schedule, all issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable, not subject to any preemptive right, and not subject to any pledge, lien or encumbrance.

(e) Except as set forth in Section 3.6(e) of the Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company.

(f) There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.

3.7 Material Agreements. Section 3.7 of the Disclosure Schedule contains a complete list of the Material Agreements to which the Company is a party (other than this Agreement and related agreements) or by which the Company or its assets are bound (including all amendments and modifications thereto). The Company has made available to Parent or provided Parent with a true and correct copy of all such Material Agreements, including all amendments and modifications thereof. No right or obligation of any party to any of such Material Agreements has been waived, and no party to any of such Material Agreements is in material default of its obligations thereunder. No event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute any such material breach or material default. Except as set forth in Section 3.7 of the Disclosure Schedule, each of such Material Agreements is a valid, binding and enforceable obligation of the parties thereto in accordance with its terms and is in full force and effect.

3.8 Bank Credit Agreement. The Company has provided to or made available to Parent a true and correct copy of the Bank Credit Agreement, including all amendments and modifications thereto. Except as set forth in Section 3.8 of the Disclosure Schedule, no rights or obligations of any party to the Bank Credit Agreement have been waived, and no party to the Bank Credit Agreement is in default of its obligations thereunder. The Bank Credit Agreement is a valid, binding and enforceable obligation of the parties thereto in accordance with its terms and is in full force and affect.

3.9 Outstanding Debt. The Company Financial Statements and Section 3.9 of the Disclosure Schedule, together provide a complete and accurate description of all Debt and Guaranties of the Company outstanding as of the date hereof. Neither the Company nor its Subsidiary is in default in payment of any Debt with respect to which it is an obligor or in default of any covenant, agreement, representation, warranty or other term of any document, instrument or agreement evidencing, securing or otherwise pertaining to any such Debt.

3.10 Affiliate Transactions. Section 3.10 of the Disclosure Schedule contains a complete and accurate description of all contracts, agreements and other arrangements (whether written, oral, express or implied) between the Company and any Affiliate of the Company that will be in existence on the Closing Date.

3.11 Employment Matters. Section 3.11 of the Disclosure Schedule contains a complete and accurate list of all officers and employees of the Company and their total annual compensation. Except as set forth in Section 3.11 of the Disclosure Schedule, the Company is not a party to or obligated under any consulting, employment, severance, termination or similar arrangement with respect to any of its employees, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of its employees, which plan or arrangement will extend beyond or obligate the Company after the Closing. The Company is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or Social Security Taxes and similar Taxes.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Disclosure Schedule sets forth a complete and accurate list of all “employee benefit plans,” as defined in Section 3(3) of ERISA, including severance pay, sick leave, vacation pay, salary continuation for disability, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance and life insurance, maintained by the Company or its Subsidiary or to which the Company or its Subsidiary contributed or is obligated to contribute (the “Company Employee Benefit Plans”). Except for the Company Employee Benefit Plans, the Company does not maintain, or have any fixed or contingent liability with respect to, any employee benefit, pension or other plan that is subject to ERISA.

(b) There is no violation of ERISA with respect to the filing of applicable reports, documents and notices regarding any Company Employee Benefit Plan with any Governmental Authority or the furnishing of such documents to the participants or beneficiaries of the Company Employee Benefit Plans. With respect to the Company Employee Benefit Plans, there exists no condition or set of circumstances that could reasonably be expected to result in liability which is reasonably likely to have a Material Adverse Effect on the Company under ERISA, the Code or any applicable law.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of the Company, which payment will not be made or accrued at or prior to the Closing.

(d) The Company does not maintain nor has it established any welfare benefit plan which provides for retiree medical liabilities or continuing benefits or coverage for any participant or any beneficiary of any participant after such participant termination of employment, except as may be required by COBRA or Section 5.11.

(e) The Company has not maintained, established or participated in any multiple employer welfare benefit arrangement within the meaning of Section 3(40)(A) of ERISA.

3.13 Litigation. Except as set forth in Section 3.13 of the Disclosure Schedule: (a) no litigation, arbitration, investigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company, its Subsidiary or any of their assets before any court, arbitrator or Governmental Agency; and (b) the Company is not subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by the Company in connection with the transactions contemplated hereby.

3.14 Taxes and Tax Returns. Except as set forth in Section 3.14 of the Disclosure Schedule, the Company has filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements (“Tax Returns”) required to be filed by it or has legally extended such returns and has paid all Taxes shown to be due and payable on such returns, including interest and penalties, and all other Taxes which are payable by the Company. The Company does not know of any proposed Tax assessment against the Company or its Subsidiary. Except as set forth in Section 3.14 of the Disclosure Schedule, all Tax liabilities of the Company and its Subsidiary are adequately provided for in the Company Financial Statements and no Tax liability of the Company or its Subsidiary has been asserted by the Internal Revenue Service or any other Governmental Authority for Taxes in excess of those already paid or reserved against in the Company Financial Statements.

3.15 Ownership of Oil and Gas Interests. The Company has Defensible Title to all Oil and Gas Interests of the Company included or reflected in the Ownership Interests. Each Oil and Gas Interest of the Company included or reflected in the Ownership Interests entitles the Company to receive not less than the undivided interest set forth in (or derived from) the Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by the Company is not greater than the undivided interest set forth in the Ownership Interests. No fact, circumstance or condition of the title to an Oil and Gas Interest of the Company shall be considered to effect a reduction in the value of the assets, unless due consideration has been given to (a) the length of time that such Oil and Gas Interest has been producing Hydrocarbon substances and has been credited to and accounted for by the Company and its predecessors in title, if any, and (b) whether any such fact, circumstance or condition is of the type that can generally be expected to be encountered in the area involved and is usually and customarily acceptable to reasonable and prudent operators, interest owners and purchasers engaged in the business of the ownership, development and operation of oil and gas properties. All proceeds from the sale of the Company’s share of the Hydrocarbons being produced from its Oil and Gas Interests are currently being paid in full to the Company by the purchasers thereof on a timely basis, and none of such proceeds are currently being held in suspense by such purchaser or any other party, except as set forth in Section 3.15 of the Disclosure Schedule.

3.16 Compliance with Laws and Permits. The Company is not in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under: (a) its certificate of incorporation or by-laws, (b) any applicable law, rule, regulation, order, writ, decree or judgment of any

Governmental Authority, or (c) any Material Agreement to which the Company is a party or by which its properties are bound, except (in the case of clause (b) above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of its business or the lawful ownership, use and operation of its assets (the “Company Permits”), except for Company Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is in compliance with the terms of the Company Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No investigation or review by any Governmental Authority with respect to the Company is pending or, to the knowledge of the Company, threatened, except as set forth in Section 3.16 of the Disclosure Schedule.

3.17 Proprietary Rights. The Company has ownership of, or valid licenses to use, all trademarks, copyrights, patents and other proprietary rights and intellectual property (including seismic data) used in its business. To the knowledge of the Company, the operation of the business of the Company does not infringe any patent, copyright, trademark or other proprietary rights of others, and, the Company has not received any notice from any third party of any such alleged infringement by the Company.

3.18 Environmental Matters. Except as set forth in Section 3.18 of the Disclosure Schedule:

(a) To the knowledge of the Company, the Company has conducted its business and operated its assets, and is conducting its business and operating its assets, and the condition of all facilities and properties (including off-site storage or disposal of any Hazardous Materials from such facilities or properties) currently or formerly owned, leased or operated by the Company is, in material compliance with all Environmental Laws;

(b) The Company has not been notified by any Governmental Authority or other third party that any of the operations or assets of the Company is the subject of any investigation or inquiry by any Governmental Authority or other third party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

(c) Neither the Company nor any other Person has filed any notice under any federal, state or local law indicating that (i) the Company is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or (ii) any Hazardous Material is improperly stored or disposed of upon any property of the Company;

(d) To the knowledge of the Company, the Company does not have any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or previously owned or leased by the Company, or (ii) the storage or disposal of any Hazardous Material;

(e) The Company has not received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by the Company;

(f) To the knowledge of the Company, no property now or previously owned, leased or operated by the Company is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

(g) To the knowledge of the Company, the Company is not directly transporting, has not directly transported, is not directly arranging for the transportation of, and has not directly transported, any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against the Company for remedial work, damage to natural resources or personal injury, including claims under CERCLA;

(h) There are no sites, locations or operations at which the Company is currently undertaking, or has completed, any remedial or response action relating to any such disposal or release, as required by Environmental Laws;

(i) To the knowledge of the Company, all underground storage tanks and solid waste disposal facilities owned or operated by the Company are used and operated in material compliance with Environmental Laws; and

(j) To the knowledge of the Company, there are no physical or environmental conditions existing on any property owned or leased by the Company resulting from the Company’s operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations under any applicable Environmental Laws, other than normal and ordinary remedial work associated with plugging and abandoning of oil and gas facilities.

3.19 Insurance. Except as set forth in Section 3.19 of the Disclosure Schedule, the Company maintains, and through the Closing Date will maintain, insurance with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Company and owning properties in the same general area in which the Company conducts its business. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There are no billed but unpaid premiums past due under any such policy or binder. Except as set forth in Section 3.19 of the Disclosure Schedule: (a) there are no outstanding claims under any such policies or binders and (b) no notice of cancellation or non-renewal of any such policy or binder has been received.

3.20 Governmental Regulation. The Company is not subject to regulation under the Public Utility Holding Company Act of 1935, the Investment Company Act of 1940 or any state public utilities laws.

3.21 Brokers. Except as set forth on Section 3.21 of the Disclosure Schedule, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of the Company and for which Parent, or the Company will have any obligation or liability.

3.22 Oil and Gas Operations. Except as set forth in Section 3.22 of the Disclosure Schedule, to the knowledge of the Company, all wells included in the Oil and Gas Interests of the Company have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable laws, rules, regulations, judgments, orders and decrees issued by any court or Governmental Authority. Except as set forth in Section 3.22 of the Disclosure Schedule, to the knowledge of the Company:

(a) there are no wells that the Company is currently obligated by Law or contract to plug and abandon;

(b) there are no wells that are subject to exceptions to a requirement to plug and abandon issued by a regulatory authority having jurisdiction over the applicable lease;

(c) there are no wells that have been plugged and abandoned but have not been plugged in accordance, in all material respects, with all applicable requirements of each regulatory authority having jurisdiction over the Company’s Oil and Gas Interests;

(d) with respect to the oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Company’s Oil and Gas Interests: (i) the Company has fulfilled all requirements in all material respects for filings, certificates, disclosures of parties in interest, and other similar matters contained in such leases or other documents (or otherwise applicable thereto by Law, rule or regulation) and is fully qualified to own and hold all such leases and other interests; (ii) there are no provisions applicable to such leases and other documents which increase the royalty share of the lessor thereunder; and (iii) upon the establishment and maintenance of production in commercial quantities, such leases and other interests are to be in full force and effect over the economic life of the property involved and do not have terms fixed by a certain number of years;

(e) proceeds from the sale of Hydrocarbons produced from the Company’s Oil and Gas Interests are being received by the Company or its Subsidiary in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $50,000 and held in suspense in the ordinary course of business); and

(f) no Person has any call upon, option to purchase, preferential right to purchase or similar rights with respect to the Company’s Oil and Gas Interests or to the production therefrom.

3.23 Gas Imbalances. To the knowledge of the Company, except as is reflected on Section 3.23 of the Disclosure Schedule: (a) there are no material aggregate production, transportation or processing imbalances existing with respect to the Company or the Company’s Oil and Gas Interests, and (b) the Company has received no deficiency payments under gas contracts for which any party has a right to take deficiency gas from the Company, nor has the Company received any payments for production which are subject to refund or recoupment out of future production.

3.24 Royalties. Except as set forth in Section 3.24 of the Disclosure Schedule, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Company’s Oil and Gas Interests, have been or will be, prior to the Closing, properly and correctly paid or provided for in all material respects.

3.25 Payout Balances. The Payout Balance for each well owned and operated by the Company is properly reflected in Section 3.25 of the Disclosure Schedule as of the respective date(s) shown thereon. To the knowledge of the Company, based on information given to the Company by third-party operators for all wells not operated by the Company, the Payout Balance for any such third-party operated well in which the Company owns an interest is properly reflected in Section 3.25 of the Disclosure Schedule as of the respective date(s) shown thereon. “Payout Balance(s)” means the status, as of the dates of the Company’s calculations, of the recovery by the Company or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of the Company therein will be either increased or reduced when such amount has been recovered.

3.26 Prepayments. No prepayment for Hydrocarbon sales has been received by the Company for Hydrocarbons which have not been delivered as of the date hereof.

3.27 Capital Expenditures. As of the execution date of this Agreement, the presently approved face amount of any currently outstanding and effective authorities for expenditure with respect to the Company’s Oil and Gas Interests would not require the Company to make or incur after the Closing capital expenditures with respect to any one property in excess of $75,000 net to the Company’s interest, except as set forth in Section 3.27 of the Disclosure Schedule.

3.28 Other Mineral Related Matters. Except as set forth in Section 3.28 of the Disclosure Schedule, as of the execution date of this Agreement, the Company was not obligated by virtue of any prepayment arrangement, “take or pay” arrangement, production payment arrangement, gas balancing agreement or otherwise, to deliver or to suffer the delivery of Hydrocarbons produced in connection with any of the Company’s Oil and Gas Interests at some future time (or make a cash payment in lieu thereof) without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received.

3.29 Additional Drilling Obligations. Except as set forth in Section 3.29 of the Disclosure Schedule: (a) the Company has no obligation, including obligations implied in law, to drill additional wells or conduct other material development operations in order to earn or continue to hold during the primary term of any lease any portion of the Company’s Oil and Gas Interests, and (b) the Company has not been advised by a lessor under any lease affecting any of the Company’s Oil and Gas Interests of any requirements or demands to drill additional wells or conduct additional development operations.

3.30 Financial and Product Hedging Contracts. Section 3.30 of the Disclosure Schedule accurately summarizes the outstanding hedging positions under all outstanding Product Hedging Contracts and financial hedging positions of the Company (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected in Section 3.30 of the Disclosure Schedule.

3.31 Books and Records. All books, records and files of the Company (including those pertaining to the Company’s Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records): (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures and (b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Company of its assets.

3.32 Reserve Report. The Company has delivered to Parent a copy of the Reserve Report. Except as set forth in Section 3.32 of the Disclosure Schedule, the factual information underlying the estimates of reserves in the Reserve Report (including production, volumes, sales prices for production, contractual pricing provisions under oil or gas sales or marketing contracts or under hedging arrangements, costs of operations and development, and working interest and net revenue information relating to the Company’s Ownership Interests) has been made available to Parent, and was true and correct in all material respects on the date of the Reserve Report; provided, however: (i) the reserves included in such report are estimates only and should not be construed as exact quantities, (ii) such reserves may or may not be recovered and, if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts, (iii) the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in the Reserve Report, and (iv) estimates of such reserves may increase or decrease as a result of future operations.

3.33 Disclosure and Investigation. No representation or warranty of the Company set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1 Organization. Parent (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent). Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2 Authority and Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, including approval by the boards of directors of Parent and Merger Sub and the stockholders of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub (assuming that this Agreement constitutes a valid and binding obligation of the Company) constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms.

4.3 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub under, any provision of: (a) the certificate or articles of incorporation or by-laws or other governing documents of Parent or Merger Sub; (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Parent or Merger Sub; or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent; and (b) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for any Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.5  Litigation. There is no litigation, proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated hereby.

4.6  Funding. Parent has available adequate funds or the means to obtain adequate funds in an aggregate amount sufficient to pay (a) all amounts required to be paid by Parent and Merger Sub under this Agreement, and (b) all expenses which have been or will be incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby.

4.7  Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Parent or Merger Sub and for which the Company will have any obligation or liability. Parent shall indemnify and hold the Company harmless from any and all claims, liabilities, damages, costs and expenses asserted against the Company by any Person claiming to have acted on behalf of Parent or Merger Sub, or to have been retained by Parent or Merger Sub, as a broker in connection with the transaction contemplated by this Agreement.

4.8  Disclosure and Investigation. No representation or warranty of Parent or Merger Sub set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

ARTICLE 5

COVENANTS

5.1  Conduct of Business by the Company Pending Closing. Except as contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, during the period from the date of this Agreement to the Closing, the Company will not take any action except in the ordinary course of business and the Company will use all reasonable efforts to preserve intact in all material respects its business organization, assets, prospects and advantageous business relationships and to maintain satisfactory relationships with its licensors, licensees, suppliers, contractors, distributors, customers and others having advantageous business relationships with it. Without limiting the generality of the foregoing, except as contemplated by this Agreement, the Company will not (and will not cause or permit its Subsidiary to), engage in any practice, take any action, or enter into any transaction outside the ordinary course of business. Without limiting the generality of the foregoing, the Company will not, and will not permit its Subsidiary, to take any of the following actions, except as set forth in Section 5.1 of the Disclosure Schedule, without the written consent of Parent:

(a) Authorize or effect any change in its certificate of incorporation or bylaws, except that the Company may amend its certificate of incorporation prior to Closing to change its name to a name selected by Parent and not containing the name “Bravo”;

(b) Grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell or otherwise dispose of any of its capital stock, except that, prior to Closing the Company may grant to its officers and employees the remaining options for the purchase of Company Common Stock currently authorized under the Stock Option Plan but unissued;

(c) Declare, set aside or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, except that, prior to Closing, the Company may declare and distribute to its stockholders a dividend consisting of the Excluded Assets and the Company’s Subsidiary may declare, set aside or pay a dividend or distribution to the Company;

(d) Issue any note, bond, or other Debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the ordinary course of business, other than Debt incurred under the Bank Credit Agreement for payments that are considered in the adjustments set forth in Sections 5.10(c)(i)(C), 5.10(c)(i)(D) and 5.10(c)(i)(E) and Debt arising under the Product Hedging Contracts in existence as of the date hereof;

(e) Impose any security interest upon any of its assets outside the ordinary course of business;

(f) Make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the ordinary course of business;

(g) Make any change in employment terms for any of its officers or employees outside the ordinary course of business, except for such actions as are otherwise provided for or permitted in this Agreement;

(h) Enter into, adopt or amend any employment agreement or pension plan, or grant, or become obligated to grant, any increase in the compensation payable or to become payable to any of its officers or employees or any general increase in the compensation payable or to become payable to its employees, except for such actions as are otherwise provided for herein;

(i) Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than (A) the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against on the Company Financial Statements, subsequently incurred in the ordinary course of business or disclosed pursuant to this Agreement, (B) payments under the Bank Credit Agreement and the Product Hedging Contracts, (C) payments of current liabilities, and (D) other payments that are considered in the adjustment set forth in Section 5.10;

(j) Acquire (including by lease) any material assets or properties or dispose of, mortgage or encumber any material assets or properties, other than in the ordinary course of business;

(k) Waive, release, grant or transfer any material rights or modify or change in any material respect any material existing license, lease, contract or other document, other than in the ordinary course of business, and other than actions otherwise contemplated by this Agreement;

(l) Make any single capital expenditure of $50,000 or more net to the Company’s interest, except for capital expenditures pursuant to commitments disclosed under or not covered by Section 3.27;

(m) Modify the terms of or close out any of its positions on its Product Hedging Contracts or enter into any new hedging positions;

(n) Create any additional overriding royalty burden or other burdens or encumbrances on its Oil and Gas Interests;

(o) Enter into any contracts with any of the Company’s officers, directors and employees; or

(p) Commit to any of the foregoing.

5.2 Access to Assets, Personnel and Information.

(a) From the date hereof until the Closing, the Company will afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access to any of the assets, books and records, contracts, facilities, audit work papers and payroll records of the Company and any of the officers of the Company. During such period, the Company will make available to a reasonable number of Parent Representatives adequate office space and facilities at the office facilities of the Company in Tulsa, Oklahoma. Notwithstanding the foregoing, no investigation pursuant to this Section 5.2(a) will affect or be deemed to modify any of the representations or warranties made by the Company in this Agreement; provided, however, that, except as set forth in Section 8.1, such representations and warranties shall not survive the Closing and shall thereafter be of no force or effect.

(b) Parent and the Parent Representatives shall have the right and opportunity to make an environmental and physical assessment of the assets of the Company and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon. Parent may not, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conduct any soil or water tests or borings or other invasive tests or examinations with respect to the assets of the Company. The Company shall be provided 48 hours prior notice of any such inspection, and the Company Representatives shall have the right to witness all such inspections. Parent shall (and shall cause the Parent Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Parent Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to the Company of the determination of the need for disclosure. Parent shall indemnify, defend and hold the Company and the Company Representatives harmless from and against any and all claims to the extent arising out of or as a result of the activities of Parent and the Parent Representatives on the assets of the Company in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of the Company or any Company Representative.

(c) From the date hereof until the Closing, the Company shall fully and accurately disclose to Parent and the Parent Representatives all information that is (i) reasonably requested by Parent or any of the Parent Representatives, (ii) known to the Company, and (iii) material to an assessment of the value, ownership, use, operation, development or transferability of the assets of the Company.

(d) The Company will not (and will cause the Company Representatives not to), and Parent will not (and will cause the Parent Representatives not to), use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Section 5.2 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.2 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the Company’s possession or control but subject to a valid and binding confidentiality agreement with a third party that prohibits such disclosure without first obtaining the consent of such third party, and the Company, to the extent reasonably requested by Parent, will use reasonable efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.2 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within Parent’s possession or control but subject to a valid and binding confidentiality agreement with a third party that prohibits such disclosure without first obtaining the consent of such third party, and Parent, to the extent reasonably requested by the Company, will use reasonable efforts to obtain any such consent.

5.3 Additional Arrangements. Subject to the terms and conditions herein provided, each of the Parties shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using reasonable efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of the Parties shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of the Parties shall use reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

5.4 Public Announcements; Confidentiality. Prior to the Closing, the Company and Parent shall consult with each other before either of them issues any press release or otherwise makes any public statement with respect to the transactions contemplated by this Agreement, and no Party shall issue any press release or make any such public statement prior to obtaining the approval of the other Parties; provided, however, that such approval shall not be required where such release or announcement is required by applicable law; and provided further, that any Party may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such party’s previously issued press releases. The Company will not use or disclose to any third party any Parent Confidential Information. The Parties each acknowledge and agree that non-public information concerning the progress of the transaction contemplated by this Agreement is confidential information. Nothing in this Section 5.4 shall prohibit Parent from making any requisite filing under the Securities Exchange Act of 1934, as amended, containing this Agreement as an exhibit if required by said filing.

5.5 Notification of Certain Matters. The Company shall give prompt notice to Parent of: (a) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (b) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate on the Closing Date, (c) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder, and/or (d) the Company’s becoming aware of any representation and warranty contained in Article 4 being or becoming untrue or inaccurate when made or as of a later date. Parent shall give prompt notice to the Company of: (w) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (x) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate on the Closing Date, (y) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder, and/or (z) Parent’s becoming aware of any representation and warranty contained in Article 3 being or becoming untrue or inaccurate when made or as of a later date. No disclosure by any party pursuant to this Section 5.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

5.6 Payment of Expenses. Each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not Closing occurs.

5.7 Bank Credit Agreement. Parent shall either (a) pay at the Closing the entire outstanding amount due under the Bank Credit Agreement, and, following such payment, the Ownership Interests will be free of all Liens related to the Bank Credit Agreement or (b) have obtained at or prior to the Closing any and all consents, approvals, modifications or waivers required by the terms of the Bank Credit Agreement as may be required to avoid a breach or default or any right of acceleration or cancellation thereunder as a result of the consummation of the transactions contemplated hereby; provided, however, the failure of Parent to obtain any such consent, approval, modification or waiver shall not constitute a failure of a condition to Parent’s obligation to close or constitute a breach of any of the representations and warranties of the Company set forth in Article 3.

5.8 Termination of Certain Agreements. Effective upon the Closing, that certain Advisory Services and Indemnification Agreement dated August 16, 1999, between the Company and Natural Gas Partners V, L.P., that certain Fee and Reimbursement Agreement dated August 16, 1999, between the Company and Natural Gas Partners V, L.P., that certain Voting and Shareholders Agreement dated August 16, 1999, among the Company and its stockholders, and those certain other agreements listed on Schedule 3.7 to the Disclosure Schedule under the caption “The following contracts will be cancelled/terminated at Closing” and which are not otherwise addressed in this Agreement shall be terminated and no Person shall have further rights or obligations thereunder, except as provided in Section 5.13.

5.9 Resignation of Directors and Officers; Termination of Confidentiality and Non-Compete Agreements. Each director and officer of the Company shall resign his or her position with the Company effective at Closing and the Confidentiality and Non-Compete Agreements shall be terminated by the Company immediately prior to Closing.

5.10 Adjustment to Base Merger Consideration.

(a) Title and Environmental Defects. Parent may conduct, at its sole cost, such title examination or investigation, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Company’s Oil and Gas Interests in order to determine whether any Title or Environmental Defects exist. Parent must deliver to the Company in writing when discovered but in any event on or before October 29, 2002, a written notice specifying each defect associated with the Oil and Gas Interests of the Company that it asserts constitutes a violation of the representations set forth in Sections 3.15 or 3.18 (a “Title or Environmental Defect”), a description of each such Title or Environmental Defect, the amount of the adjustment to the Base Merger Consideration that it asserts based on such defect and its method of calculating such adjustment. If such notice is not timely submitted, Parent will be deemed to have waived its basis for a Merger Consideration adjustment under this Section 5.10 based on a violation of the representations set forth in Sections 3.15 or 3.18. For the purpose of determining an Environmental Defect under this Section 5.10 only, the representations and warranties set forth in Section 3.18 shall be deemed not to be qualified by the knowledge of the Company. Upon timely delivery of a notice of a Title or Environmental Defect under this Section 5.10(a), Parent and the Company will in good faith negotiate the validity of the claim and the amount of any adjustment to the Base Merger Consideration using the following criteria:

(i) No single Title or Environmental Defect shall be taken into account as an adjustment to the Base Merger Consideration unless the value of such defect is determined to be more than $50,000 (the “Individual Defect Threshold”).

(ii) No adjustment will be made to the Base Merger Consideration under this Section 5.10(a) except to the extent that the net total of all individual adjustments that exceed the Individual Defect Threshold under this Section 5.10(a) exceed $400,000 in the aggregate (the “Aggregate Defect Threshold”); by way of example, if the net total of all individual adjustments that exceed the Individual Defect Threshold under this Section 5.10(a) equals $410,000, then an adjustment of $10,000 shall be made to the Base Merger Consideration.

(iii) If the requested adjustment is based on the Company owning a net revenue interest for a well, unit rights or leasehold rights less than that shown in Schedule 1.1, then a downward adjustment shall be calculated by multiplying the Allocated Value set forth for such well, unit rights or leasehold rights on Schedule 1.1 by a fraction (A) the numerator of which is an amount equal to the net revenue interest shown on Schedule 1.1 for such well, unit rights or leasehold rights less the decimal share to which the Company would be entitled as a result of its ownership interest in such well, unit rights or leasehold rights which is unaffected by such Title Defect, and (B) the denominator of which is the net revenue interest shown for such well, unit rights or leasehold rights on Schedule 1.1. Any downward adjustments requested by Parent may be offset by upward adjustments if it is determined that the Company’s net revenue interest for any other well, unit rights or leasehold rights shown on Schedule 1.1 is greater than that shown on Schedule 1.1.

(iv) If the adjustment is based on the Company owning a working interest that is larger than the working interest shown on Schedule 1.1, but without a proportionate increase in the Company’s net revenue interest, then the adjustment is calculated by determining the effective net revenue interest that results from such larger working interest, determining what the net revenue interest would be using such effective net revenue interest and the working interest shown on Schedule 1.1 and then calculating the adjustment in the manner set forth in clause (iii) preceding.

(v) If the adjustment is based on a Lien or other monetary charge upon an Oil and Gas Interest or a liability to remediate or otherwise cure an environmental defect related to an Oil and Gas Interest that is liquidated in amount, then the adjustment is the lesser of (A) the amount necessary to remove such Lien or other monetary charge from, or a liability to remediate or otherwise cure an environmental defect relating to, the affected Oil and Gas Interest, or (B) the Allocated Value of the affected Oil and Gas Interest. In the alternative, either the Company or Parent may elect to treat any such Oil and Gas Interest as an Excluded Asset in the event the adjustment for such Oil and Gas Interest exceeds the Allocated Value of the affected Oil and Gas Interest and, in the event such election is made, the Allocated Value of the affected Oil and Gas Interest shall be deducted from the Base Merger Consideration in accordance with this Section 5.10, including Sections 5.10(a)(i) and 5.10(a)(ii); provided, however, that if such deduction would not be realized because it either did not exceed the Individual

Defect Threshold or the Aggregate Defect Threshold when aggregated with all other deductions, then such affected Oil and Gas Interest shall not be treated as an Excluded Asset.

(vi) If the adjustment is based on an obligation, burden or liability upon the affected Oil and Gas Interest (other than a gas imbalance) for which Parent’s economic detriment is not liquidated but can be estimated with reasonable certainty, then the adjustment is the amount necessary to compensate Parent at Closing for the adverse economic effect on the affected Oil and Gas Interest.

(b) Actions to Address Title or Environmental Defect. If the Aggregate Defect Threshold is exceeded by the net total of asserted Title and Environmental Defects each of which exceeds the Individual Defect Threshold and, therefore, the Base Merger Consideration would be decreased by adjustments made pursuant to this Section 5.10, the Company may, at its sole option and upon written notice to Parent, do any of the following or a combination thereof:

(i) remove from this Agreement, any or all of the Oil and Gas Interests with respect to which a Title or Environmental Defect in excess of the Individual Defect Threshold has been asserted (in which case such Oil and Gas Interests shall become Excluded Assets), and reduce the Base Merger Consideration by the Allocated Value of such excluded Oil and Gas Interests, unless Parent accepts the Title or Environmental Defect without an adjustment to the Base Merger Consideration; provided, if a Title or Environmental Defect is asserted against an interest in, or rights to, a unit or a well or lease within a unit, the Company’s option to exclude the affected Oil and Gas Interest from this Agreement shall extend to all wells, leases and unit interests associated with such unit, and, in such case, the Base Merger Consideration shall be adjusted by the Allocated Value of all such wells, leases and unit interests;

(ii) elect to cure some or all of the Title or Environmental Defects, in which case this transaction will close as provided in this Agreement, but no price adjustment will be made for that Title or Environmental Defect; provided that all such defects are cured to Parent’s reasonable satisfaction prior to the Closing;

(iii) adjust the Base Merger Consideration in accordance with the criteria in this Section 5.10 and the Company will include such adjustment in the Merger Consideration calculation delivered pursuant to Section 5.10; and/or

(iv) in the event that the aggregate potential adjustments to the Base Merger Consideration pursuant to Sections 5.10(a) and (b) could reduce the Merger Consideration by more than $2,500,000, terminate this Agreement.

(c) Additional Adjustments.

(i) In addition to any other adjustments made pursuant to this Section 5.10, the Base Merger Consideration will be adjusted (A) upward or downward, as applicable, by the Company’s positive or negative Working Capital Balance as of the Asset Value Effective Date, (B) downward by the total principal, interest, fees and expenses due on all loans outstanding under the Bank Credit Agreement as of the Asset Value Effective Date, (C) downward by the aggregate amount of the severance/retention bonuses payable by the Company in connection with the Merger, (D) downward by the amount of the fees payable by the Company to Petrie Parkman & Co., Inc. as a result of the Merger, and (E) downward by an amount equal to 50 percent of the premiums for the liability insurance to be maintained in accordance with Section 5.13. For purposes hereof, the “Working Capital Balance” as of the Asset Value Effective Date shall be equal to the Company’s aggregate cash, accounts receivable and other current assets as of such date, less the Company’s accounts payable and other current liabilities as of such date and less $172,000 which represents one-half of the Enron accounts receivable as of such date, excluding, however, the current portion of any income tax liabilities, any assets or liabilities for Product Hedging Contracts under FAS 133, the accrued interest receivable on the management loans set forth on Section 5.12 to the Disclosure Schedule, and the total principal, interest, fees and expenses due on all loans outstanding under the Bank Credit Agreement as of such date (including the current portion thereof).

(ii) Not later than five days before the Closing, the Company will determine its Working Capital Balance, pursuant to GAAP (except as modified by the definition of Working Capital Balance set forth in Section 5.10(c)), and the other adjustments required under Section 5.10 using good faith estimates based on the best available information and will deliver to Parent a statement setting forth all of the adjustments to the Base Merger Consideration that are required pursuant to this Agreement, calculated using such estimates (the “Closing Date Statement”). Payments at the Closing shall be on the basis of the Base Merger Consideration as adjusted for such estimates (the “Closing Date Merger Consideration”). At the Closing, Parent shall retain $500,000 of the Closing Date Merger Consideration (the “Holdback”) to cover any potential post-closing downward adjustment resulting from the actual Working Capital Balance being less than the estimated Working Capital Balance. If information becomes available during the 60-day period following the Closing that causes either Parent or any of the former holders of Company Certificates to determine that the actual Working Capital Balance varied from the estimated Working Capital Balance set forth in the Closing Date Merger Consideration calculation based on such estimates, the Parties shall in good faith work together to reconcile such discrepancy. If the Parties have not agreed within 70 days following the Closing Date, the final Working Capital Balance will be determined by Grant Thornton LLP. The Parties agree that Grant Thornton LLP’s final Working Capital Balance shall be conclusive, and Grant Thornton LLP’s fees associated with the determination of such final Working Capital Balance shall be paid by Parent out of the Holdback. No later than 80 days following the Closing Date: (i) if it is determined that the actual Working Capital Balance was less than the estimated Working Capital Balance set forth in the Closing Date Statement (the amount thereof being referred to as the “Working Capital Deficiency”), then Parent shall retain for its own account such part of the Holdback as is equal to the Working Capital Deficiency (or all of the Holdback if the Working Capital Deficiency

exceeds the Holdback) and, if the Working Capital Deficiency is less than the Holdback, pay the balance of the Holdback to the former holders of Company Common Stock, Company Stock Options and Company Warrants in accordance with Sections 2.5(a), 2.4(b)(ii) and 2.4(b)(iii), respectively; or (ii) if it is determined that the actual Working Capital Balance was greater than the estimated Working Capital Balance set forth in the Closing Date Statement (the amount thereof being referred to as the “Working Capital Surplus”), Parent shall pay to the former holders of Company Common Stock, Company Stock Options and Company Warrants in accordance with Sections 2.5(a), 2.4(b)(ii) and 2.4(b)(iii), respectively, an aggregate amount equal to the sum of the Working Capital Surplus (up to a maximum of $500,000) plus the Holdback; provided, that no payment shall be required for any such variance unless the variance is at least $50,000.

5.11 Company Employees. The Parties acknowledge that, after the Effective Time, Parent may or may not, in its sole discretion, offer employment to, or cause the Surviving Corporation to continue the employment of, employees of the Company. For a period of 18 months following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, either (a) maintain the Company’s health benefit plans for the benefit of the continuing and terminated employees of the Company, or (b) provide such Persons with the rights and benefits of Parent’s employee health benefit plans; provided, that Parent shall not be required to pay, or cause the Surviving Corporation to pay, the premiums for coverage under such plans for any terminated employee of the Company, except to the extent provided in any severance agreement agreed to by the Company (and approved by Parent if such agreement is made prior to the Closing) and such employee. Parent shall, or shall cause the Surviving Corporation to, fulfill all coverage continuation obligations imposed by Section 4980B of the Code and Section 601 of ERISA for those employees of the Company who are not retained by Parent or the Surviving Corporation. The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, the Parties and the employees of the Company covered by the Company Employee Benefit Plans at the Effective Time and their respective heirs and representatives.

5.12 Management Loans. The Parties acknowledge that the Stockholders, all of whom are officers of the Company and holders of Company Common Stock and Company Stock Options, are obligated to the Company for certain amounts under loans from the Company to the Stockholders. Such loans are listed on Section 5.12 of the Disclosure Schedule. At the Closing, the total amount of principal and interest due on such loans shall be set off against the amounts of Closing Date Merger Consideration to which the Stockholders are entitled under this Agreement. Any internal allocations among the Stockholders listed on Section 5.12 of the Disclosure Schedule shall be the obligation of those Stockholders and not of the Company or the Parent.

5.13 Insurance. From and after the Closing, Parent and the Company shall cause to be maintained in effect for a period of not less than five years from the Closing the current policies of liability insurance maintained by the Company for the benefit of its directors and officers and their Affiliates. The provisions of this Section 5.13 are intended to be for the benefit of, and shall be enforceable by, the Persons covered by such insurance and their respective heirs and representatives.

5.14 Certificates. Prior to or at the Closing, the Company shall deliver to Parent a certificate or other document, in form and substance reasonably satisfactory to Parent, executed by each of the holders of Company Common Stock certifying that: (i) each stockholder approves the transaction contemplated hereby; (ii) each stockholder’s respective ownership interest in the Company as of the Closing is as set forth on Schedule 3.6 to the Disclosure Schedule; (iii) each stockholder agrees to the cancellation of their Company Common Stock, Company Options and Company Warrants at the Closing in return for rights to receive a portion of the Merger Consideration, all in accordance with the terms of this Agreement; (iv) each stockholder will surrender their Company Certificates and Company Warrants, as the case may be, for cancellation at the Closing or, in lieu thereof, provide Parent with an executed lost stock certificate or warrant affidavit and indemnity or bond, as may be appropriate; (v) each stockholder will cooperate in any way reasonably requested to consummate the transactions contemplated hereby, including the termination of the agreements referenced in Section 5.8 hereof; and (vi) each stockholder will indemnify Parent and the Company after the Closing from any and all claims brought by any Person against Parent or the Company who was a holder of Company Common Stock, Company Options or Company Warrants prior to the Closing based on allegations that any payments made in accordance with this Agreement and the ownership interests set forth on Schedule 3.6 to the Disclosure Schedule were improper. Prior to or at the Closing, the Company shall deliver to Parent a certificate or other document, in form and substance reasonably satisfactory to Parent, executed by each of the holders of Company Options who is not also a holder of Company Common Stock certifying that each such holder agrees to the cancellation of such holder’s Company Options at the Closing as set forth in this Agreement.

ARTICLE 6

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Proceed with Closing. The respective obligations of each Party to proceed with Closing shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) Approvals. All filings required to be made prior to the Closing with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing from, any Governmental Authority or other person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Parties shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Parent (assuming Closing has taken place) or to materially adversely affect the consummation of the transaction contemplated by this Agreement.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction contemplated by this Agreement shall be in effect; provided, however, that prior to invoking this condition, each Party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, and, if necessary, the Closing shall be delayed for up to 60 days while such efforts are taking place.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to proceed with Closing are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article 3 (disregarding all qualifications and exceptions contained therein relating to materiality) shall be true and correct in all material respects as of the Closing Date as though made on and as of that time (except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date), and Parent shall have received a certificate signed by the chief executive officer or the chief operating officer of the Company to such effect; provided, however, that the condition set forth in this Section 6.2(a) shall be deemed to be satisfied even if one or more of such representations and warranties (without giving effect to the individual materiality thresholds otherwise included as a part of such representations and warranties) are not true and correct, so long as the failure of such representations and warranties (without giving effect to such individual materiality thresholds) to be true and correct (in the aggregate) does not result in (i) damages or losses to Parent or (ii) a net reduction in the aggregate value of the assets of the Company or its Subsidiary (with respect to Ownership Interests, as determined by reference to the Reserve Report), in an aggregate amount for clauses (i) and (ii) that exceeds $3,000,000.

(b) Performance of Covenants and Agreements by the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the chief executive officer or the chief operating officer of the Company to such effect.

(c) Legal Opinion. Parent shall have received an opinion of counsel for the Company, dated the Closing Date, in form and substance reasonably acceptable to Parent, covering the subjects set forth in Sections 3.1, 3.2, 3.3, 3.4 and 3.6 in a manner appropriate for a legal opinion of seller’s counsel in a transaction such as the one contemplated hereby.

(d) Certificates. Parent shall have received certificates or other documents, in form and substance reasonably satisfactory to Parent, executed by each of the holders of Company Common Stock and Company Options covering the subjects set forth in Section 5.14.

(e) Assignments. Parent shall have received evidence satisfactory to it that the Excluded Assets referred to in Section 2.10 have been properly transferred or assigned out of the Company at or prior to Closing.

6.3 Conditions to Obligations of the Company. The obligations of the Company to proceed with Closing are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Article 4 (disregarding all qualifications and exceptions contained therein relating to materiality) shall be true and correct in all material respects as of the Closing Date as though made on and as of that time (except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date), and the Company shall have received a certificate signed by the chief executive officer or the chief operating officer of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent. Parent shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the chief executive officer, the chief operating officer or the chief financial officer of Parent to such effect.

(c) Legal Opinion. The Company shall have received an opinion of counsel to Parent, dated the Closing Date, in form and substance reasonably acceptable to the Company, covering the subjects set forth in Sections 4.1, 4.2, 4.3 and 4.4 in a manner appropriate for a legal opinion of buyer’s counsel in a transaction such as the one contemplated hereby.

ARTICLE 7

TERMINATION

7.1 Termination Rights. This Agreement may be terminated at any time prior to the Closing:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company if (i) the Closing has not occurred by December 20, 2002 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of Closing to occur on or before such date); or (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting Closing and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party until such Party has used all reasonable efforts to remove such injunction, order or decree);

(c) By Parent if (i) there has been a breach of the representations and warranties made by the Company in Article 3 (provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Parent has given the Company at least 15 days prior notice of such breach, the Company has failed to cure such breach within such 15-day period, and the condition described in Section 6.2(a), other than the provision thereof relating to the certificate signed by the chief executive officer or chief operating officer of the Company, would not be satisfied if the Closing were to occur on the day on which Parent gives the Company notice of such termination); or (ii) the Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof; or

(d) By the Company if (i) there has been a breach of the representations and warranties made by Parent and Merger Sub in Article 4 (provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this clause (i) unless the Company has given Parent at least 15 days prior notice of such breach, Parent has failed to cure such breach within such 15-day period, and the condition described in Section 6.3(a), other than the provision thereof relating to the certificate signed by the chief executive officer or chief operating officer of Parent, would not be satisfied if the Closing were to occur on the day on which the Company gives Parent notice of such termination); or (ii) Parent or Merger Sub has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement, and such failure has not been, or cannot be, cured within a reasonable time after notice and a demand for cure thereof.

7.2 Effect of Termination. If this Agreement is terminated by either Parent or the Company pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void except for, and there shall be no further obligation on the part of any Party or its respective Affiliates, directors, officers, or stockholders except pursuant to, the provisions of Sections 4.7 (with respect to the indemnification provisions contained therein), 5.2(b) (but only to the extent of the confidentiality and indemnification provisions contained therein), 5.4 (with respect to the confidentiality provisions contained therein), 5.6 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that, except as set forth in Section 2.9, a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a breach by such Party of its covenants, agreements or other obligations hereunder occurring prior to such termination. If termination is due to any breach by the Company of a representation or warranty or failure by the Company to perform a covenant under this Agreement, Parent shall be entitled to the Earnest Money Deposit (together with any interest actually earned and paid with respect thereto).

ARTICLE 8

MISCELLANEOUS

8.1	Limited Survival of Representations and Warranties; Indemnification.

(a) Representations and Warranties. The representations and warranties contained in Sections 3.4, 3.5, 3.7, 3.8, 3.9, 3.11, 3.12, 3.15, 3.16, 3.17, 3.18, 3.19, 3.20, 3.22, 3.23, 3.24, 3.25, 3.26, 3.27, 3.28, 3.29, 3.32 and 3.33 and in Article 4 shall not survive the Closing. All of the remaining representations and warranties of the Company set forth in Article 3 shall survive the Closing until the date that is six months following the Closing Date and shall be enforceable against only the Stockholders. Except as to the survival of those representations and warranties set forth above in this Section 8.1(a), the representations and warranties contained herein are to serve only as a basis for a Party to assert, under Article VI, that the conditions to Closing have not been met. Accordingly, except as to the survival of those representations and warranties set forth above in this Section 8.1(a), no Party shall have any liability to any other Party based on any representation or warranty made herein or in the certificates delivered pursuant to Sections 6.2(a) and 6.3(a).

(b) Indemnification. The Stockholders hereby agree to indemnify, defend and hold harmless Parent and its directors, officers, employees and Affiliates (hereinafter, collectively, “related persons”), from and against all Claims asserted against, resulting to, imposed upon or incurred by Parent or Parent’s related persons (each an “Indemnified Person”), to the extent resulting from the inaccuracy or breach of any representation or warranty of the Company contained in Article 3 that survives the Closing as set forth in Section 8.1(a). As used in this Section 8.1, the term “Claim” shall include (i) all debts, liabilities and obligations; (ii) all losses, damages, costs and expenses, including pre- and post-judgment interest, penalties, court costs and attorneys’ fees and expenses; and (iii) all demands, claims, actions, costs of investigation, causes of action, proceedings, arbitrations, judgments, settlements and assessments, whether or not ultimately determined to be valid.

(c) Defense of Third Party Claims. In the event any Claim is asserted against any Indemnified Person by a third party, the Indemnified Person shall, with reasonable promptness, notify the Stockholders of such Claim. If the Indemnified Person does not so notify the Stockholders within 15 days after becoming aware of such Claim, then the Stockholders shall, if such delay materially prejudices the Stockholders with respect to the defense of such Claim, be relieved of liability hereunder in respect of such Claim to the extent of the damage caused by such delay. In any such proceeding, following receipt of notice properly given, the Stockholders shall be entitled, at their sole discretion, to assume the entire defense of such Claim (with counsel selected by them which is reasonably satisfactory to the Indemnified Person or Persons), and the Stockholders shall bear the entire cost of defending such Claim. The Stockholders shall not have the right to settle any such Claim without the written consent of the Indemnified Person or Persons, which consent shall not be unreasonably withheld. In the event of the assumption of the defense by the Stockholders, the Stockholders shall not be liable for any further legal or other expenses subsequently incurred by the Indemnified Persons in connection with such defense unless otherwise agreed to in writing by the Stockholders or as herein provided; provided, however, the Indemnified Persons shall have the right to participate in such defense, at their own cost, and shall have the obligation to cooperate therewith.

(d) Limits on Indemnity Obligations.

(i) No Indemnified Person shall be entitled to seek indemnification from the Stockholders pursuant to this Section 8.1 with respect to any Claim unless such Indemnified Person notifies the Stockholders of such Claim within six months after the Closing Date.

(ii) If the total amount of all Claims which the Indemnified Persons have the right to assert against the Stockholders under this Section 8.1 (“Parent Claims”) does not exceed an amount equal to $1,000,000 (the “Basket”), then the Stockholders shall have no obligation under this Section 8.1 with respect to any such Claim. If the total amount of all Parent Claims exceeds the Basket, then the Stockholder’s obligations under this Section 8.1 shall be limited to the amount by which the aggregate amount of all Parent Claims exceeds the Basket.

(iii) Once the total amount of all Parent Claims exceed the Basket, the Stockholders’ obligations under this Section 8.1 shall be limited to an aggregate maximum amount equal to $2,500,000.

(iv) The amount of any indemnification provided under this Section 8.1 shall be net of any amounts actually recovered under insurance policies.

(v) The Stockholders shall not have any liability for any misrepresentation or breach of warranty if and to the extent that the Claim resulting from such misrepresentation or breach of warranty is covered by an adjustment to the Merger Consideration.

(e) Exclusive Remedy. Notwithstanding any provision of this Agreement to the contrary, Parent’s sole remedy for any breach of any of the provisions of Article 3 that survive the Closing as set forth in Section 8.1(a) shall be to exercise its rights under this Section 8.1, which shall be subject to the procedures and limitations set forth in this Section 8.1, excluding, however, any cause of action for specific performance.

8.2 Amendment. This Agreement may not be amended except by a written instrument signed on behalf of each of the Parties.

8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally (effective upon delivery), by facsimile transmission (effective on the next day after transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the fifth day after being so mailed), at the following addresses or facsimile transmission numbers (or at such other address or facsimile transmission number for a Party as shall be specified by like notice):

(a)    If to Parent or Merger Sub:

Patina Oil & Gas Corporation
1625 Broadway, Suite 2000
Denver, Colorado 80202
Attention: Jay W. Decker
Facsimile: (303) 595-7407

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
370 Seventeenth Street, Suite 4700
Denver, Colorado 80202
Attention: Michael J. Wozniak
Facsimile: (303) 629-3450

(b)    If to the Company or any of the Stockholders:

Bravo Natural Resources, Inc.
1323 E. 71st Street, Suite 323
Tulsa, Oklahoma 74136
Attention: Charles R. Stephenson
Facsimile: (918) 493-1715

With copies (which shall not constitute notice) to:

Natural Gas Partners, L.L.C.
125 East John Carpenter Fwy., Suite 600
Irving, Texas 75062
Attention: Richard L. Covington
Facsimile: (972) 432-1441

and

Conner & Winters, P.C.
3700 First Place Tower
15 East 5th Street
Tulsa, Oklahoma 74103-4344
Attention: Robert A. Curry
Facsimile: (918) 586-8548

8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

8.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, that certain Letter Agreement dated October 8, 2002, between Parent and the Company, that certain Letter Agreement dated November 6, 2002, between Parent and the Company regarding Title or Environmental Defects and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Sections 5.2, 5.11, 5.13 and 8.1, is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any other Person any rights or remedies hereunder.

8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article 7. Except as otherwise contemplated by this Agreement, to the extent that a Party took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such Party shall not incur any liability or obligation unless such Party breached its obligations under Section 5.3 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion, its rights, interests and obligations hereunder to any wholly-owned Subsidiary of Parent, provided that Parent shall notify the Company of any such assignment and remain responsible for all of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

8.10 Waivers. At any time prior to the Closing, the Parties may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

8.11 Confidentiality Agreement. The Confidentiality Agreement is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purpose and shall remain in full force and effect following the execution of this Agreement until terminated in accordance with its terms. Any and all information received by Parent or Merger Sub pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement. Notwithstanding the foregoing, nothing in the Confidentiality Agreement nor this Section 8.11 shall prohibit Parent from making any required filings under the Securities Exchange Act of 1934, as amended.

8.12 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

8.13 Cooperation After Closing. Each Party shall, at any time and from time to time after Closing, execute, acknowledge where appropriate and deliver such further instruments and documents and take such other action as may be reasonably requested by another Party in order to carry out the intent and purpose of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

“Parent”		“Company”
Patina Oil & Gas Corporation		Bravo Natural Resources, Inc.

By:	/s/ J.W. Decker	By:	/s/ Charles R. Stephenson
	Name: J.W. Decker		Name: Charles R. Stephenson
	Title: President		Title: President & CEO

“Merger Sub”		“Stockholders”
Patina Bravo Corporation
/s/ Charles R. Stephenson
Charles R. Stephenson

By:	/s/ J.W. Decker
Name: J.W. Decker
	Title: President	/s/ John H. Hale
John H. Hale

/s/ Margaret E. Gwartney
Margaret E. Gwartney

LIST OF SCHEDULES

Schedule 1.1	Ownership Interests in Oil & Gas Properties

Disclosure Schedule	Exceptions to Representations and Warranties

Schedule 3.6	Ownership Table

Schedule 3.7	Material Agreements

Schedule 3.9	Outstanding Debt

Schedule 3.11	Employment Matters

Schedule 3.12(a)	Employee Benefit Plans

Schedule 3.13	Litigation

Schedule 3.19	Insurance

Schedule 3.22	Oil and Gas Operations

Schedule 3.23	Gas Imbalances

Schedule 3.25	Payout Balances

Schedule 3.27	Capital Expenditures

Schedule 3.28	Other Mineral Related Matters

Schedule 3.30	Financial and Product Hedging Contracts

Schedule 5.12	Management Loans